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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 68015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virtu Financial BD, LLC

3

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue 16th floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Manganiello — 212-418-0100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony Manganiello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Virtu Financial BD LLC, as of DECEMBER 31 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

DOUGLAS A. CIFU
Notary Public, State Of New York
No. 02CI5024550
Qualified In New York County
Commission Expires March 14, 20 11

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIRTU FINANCIAL BD, LLC

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Member
Virtu Financial BD, LLC

We have audited the accompanying statement of financial condition of Virtu Financial BD, LLC (A Limited Liability Company and a Wholly-owned Subsidiary of Virtu Financial LLC) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virtu Financial BD, LLC as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2010

VIRTU FINANCIAL BD, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	9,254,171
Interest and dividend receivable		74,003
Due from brokers		14,833,432
Securities owned		175,401,617
Collateralized agreements - securities borrowed		98,796,410
Deposits with clearing organizations		2,860,963
Computer equipment, net of depreciation and amortization of $33,766		530,028
Exchange memberships/seats		84,000
Prepaid expenses		29,839
Total assets	$	301,864,463

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$	3,010,373
Payable to clearing organizations		127,179,940
Interest and dividends payable		380,317
Securities sold, not yet purchased		76,951,741
Collateralized agreements - securities loaned		67,449,896
Due to member and affiliates		2,115,958
Total liabilities		277,088,225
Contingencies		
Member's equity		24,776,238
Total liabilities and member's equity	$	301,864,463

See Notes to Financial Statements.

VIRTU FINANCIAL BD, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenue:	
Trading gain, net	$ 23,331,191
Rebates	9,565,773
Interest and dividends	1,443,353
Total revenue	34,340,317
Expenses:	
Management fee	8,202,047
Floor brokerage, exchange and clearing charges	14,753,791
Technology	2,023,113
Dividend	2,567,967
Interest	1,230,400
Computer equipment and maintenance	448,435
Depreciation	33,792
Other	448,836
Total expenses	29,708,381
Net income	$ 4,631,936

See Notes to Financial Statements.

VIRTU FINANCIAL BD, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance, beginning of year	$ 1,001,735
Capital contributions	23,796,396
Capital withdrawals	(4,653,829)
Net income	4,631,936
Balance, end of year	$ 24,776,238

See Notes to Financial Statements.

VIRTU FINANCIAL BD, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating activities:	
Net income	$ 4,631,936
Adjustments to reconcile net income to net cash used in operating activities:	
Capital contributions - expenses and other items paid by Parent	1,824,284
Depreciation	33,766
Changes in operating assets and liabilities:	
Interest and dividends receivable	(74,003)
Due from brokers	(13,246,371)
Securities owned	(175,370,056)
Securities borrowed	(98,796,410)
Deposits with clearing organizations	(2,860,963)
Exchange memberships/seats	(84,000)
Prepaid expenses	(29,839)
Payable to clearing organizations	127,179,940
Interest and dividends payable	380,317
Securities sold, not yet purchased	75,987,455
Securities loaned	67,449,896
Due to members and affiliates	2,115,958
Accounts payable, accrued expenses and other liabilities	2,874,984
Net cash used in operating activities	(7,983,106)
Investing activities - acquisition of fixed assets	(525,752)
Financing activities:	
Capital contributions	21,972,112
Capital withdrawals	(4,209,343)
Net cash provided by financing activities	17,762,769
Net increase in cash	9,253,911
Cash, beginning of year	260
Cash, end of year	$ 9,254,171
Supplemental disclosure of cash flow information:	
Interest paid	$ 1,230,400
Noncash financing activities:	
Capital contributions - expenses and other items paid by Parent	$ 1,824,284
Capital withdrawal - noncash distribution to Parent	$ 444,486

See Notes to Financial Statements.

Note 1 - Organization and business:

Virtu Financial BD, LLC (the "Company") is a Delaware limited liability company which was formed on May 2, 2008 and commenced operations on October 20, 2008 and whose sole member is Virtu Financial LLC (the "Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Chicago Stock Exchange. The Company does not carry customer accounts. The Company is a proprietary trading firm which employs low latency algorithmic trading strategies to trade United States exchange listed equities, equity options, futures on equity indices and options on equity futures. The Company has been approved by the Depository Trust Company ("DTC") and the National Securities Clearing Corporation as a self clearing broker dealer and as such clear the predominant amount of their trades. Certain trades in futures are executed through a clearing broker.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with its Parent, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company is dependent on the support of its Parent which has agreed to provide such support through at least January 1, 2011.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash:

Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") and may at times exceed the insured limit.

The Company considers cash equivalents as highly liquid investments with original maturities of less than three months when acquired.

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable

Note 2 - Summary of significant accounting policies (continued):

Fair value measurements (concluded):

inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments (including securities owned, securities borrowed, securities sold, not yet purchased and securities loaned) as of and for the year ended December 31, 2009 were all measured using Level 1 inputs.

Income taxes:

The financial statements do not include a provision (credit) for income taxes on the Company's income (loss) because such income (loss) is included in the income tax returns of the Company's member.

Income and losses for tax purposes may differ from the financial statements amounts. Member's equity reflected in the accompanying financial statements does not necessarily represent the member's tax basis of their respective interests.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction. The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2009.

Note 2 - Summary of significant accounting policies (concluded):

Securities owned, securities borrowed, securities loaned and securities sold, not yet purchased:

Securities owned, securities borrowed, securities loaned and securities sold, not yet purchased are recorded at fair value based upon quoted market prices. All resulting unrealized gains and losses are reflected in the statement of operations.

Revenue recognition:

Principal transactions in securities and the related revenue and expenses are recorded on a trade-date basis. Rebate income consists of revenue received from the exchanges related to the insertion of liquidity into the marketplace and is recorded on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

Depreciable assets:

The Company uses the straight-line method of depreciation for depreciable assets. The Company assumes a useful life of 5 years for computer equipment with no residual value. As of December 31, 2009, the Company holds computer equipment with a cost basis of $556,369 and computer software with a cost basis of $7,425 with an accumulated depreciation and amortization of $33,766.

Exchange membership:

The Company's exchange membership, which represents an ownership interest and seat on the Chicago Board of Trade ("CBOT") exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Derivative instruments:

On January 1, 2009, the Company adopted the accounting standards relative to expanded disclosures regarding derivative instruments and hedging activities. This standard requires qualitative disclosures about objectives and strategies for using derivatives; quantitative disclosures about fair value amounts of derivative instruments and the gains and losses on derivative instruments; and disclosures about credit-risk-related contingent features in derivative agreements.

Subsequent events:

The Company has evaluated subsequent events through February 27, 2010 which is the date the financial statements were available to be issued.

Note 3 - Due from brokers, consists of deposits and payable to clearing organizations:

At December 31, 2009, due from brokers of $14,833,432 represents net proceeds receivable from trading activities of $3,286,789 and $11,546,643 relating to securities failed to deliver. Deposits with clearing organizations consist of $2,860,963 of deposits on hand with the Company's clearing brokers. One of the brokers at which

Note 3 - Due from brokers, consists of deposits and payable to clearing organizations (concluded):

the Company has $2,071,403 of deposits on hand is a related party through indirect ownership of the Parent. The Company has a payable to DTC of $126,561,708 relating to the Company's trading activities. The Company also has a payable of $519,127 relating to securities failed to receive and also a liability of $99,105 relating to the unrealized market value of equity indicies.

Note 4 - Securities owned and sold, not yet purchased:

Marketable securities owned and sold, not yet purchased consist of equity securities at fair value which totaled $175,401,617 and $76,951,741, respectively. Subsequent market fluctuation may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

Note 5 - Securities borrowed and loaned:

Securities borrowed and loaned consist of equity securities at fair value which totaled $98,796,410 and $67,449,896, respectively. Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash. Such transactions are recorded at the amount of cash advanced or received plus accrued interest.

The Company adjusts daily the contract value of the securities borrowed and loaned to market value (market-to-market). Fees paid or received for all securities lending and borrowing transactions are recorded in interest expense or interest revenue at the contractually specified rate.

Where the conditions of right to offsets are met, income and expense items recognized in respect of securities borrowed and securities loaned are presented net on the statement of operations.

With respect to securities borrowed or loaned, the Company pays or receives cash collateral in an amount in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral received or paid as necessary.

The Company uses level 1 inputs to determine the fair value of securities lending and borrowing transactions.

Note 6 - Trading gain and rebates, net:

The net trading gains consist of unrealized and realized gains and losses on securities which totaled $23,331,191. Trading rebates, which amounted to $9,565,773, vary depending on trading volume and market liquidity of the trades on each exchange venue. These rebates are subject to the terms of each exchange.

Note 7 - Derivative instruments:

As part of its investment strategy, the Company invests in derivatives for trading purposes. Such derivatives are exposed to equity price risk. Derivative instruments are recognized as either assets or liabilities in statement of financial condition and are recorded at fair value (See Note: Fair Value Measurements). While certain of the Company's derivative activities may possess the substance of an economic hedge, the Company does not hold derivative instruments that, pursuant to accounting standards, are accounted for as hedging instruments.

The Company invests in financial futures contracts solely for the trading purposes. Upon entering into a financial futures contract, the Company is required to pledge to the broker an amount of cash, U.S. government securities, or other assets, equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as *variation margin*, are made or received by the Company each day, depending on the daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss.

For the year ended December 31, 2009, the Company traded financial futures on equity indices on a daily basis. Included in trading gains, net on the statement of operations for the year ended December 31, 2009 is $586,941 of realized gains and an $88,367 unrealized loss related to the trading of the futures contracts on equity indices.

The following table lists the fair value of derivative instruments, by contract type and on a gross basis, as of December 31, 2009 included in the statement of financial condition:

	Asset Derivatives			Liability Derivatives		
Contract type	Number of Contracts	Location on Statement of Financial Condition	Fair Value	Number of Contracts	Location on Statement of Financial Condition	Fair Value
Financial futures:						
Equity indices				179	Due to clearing organizations	$99,105
Total derivatives						$99,105

Note 8 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2009 was paid by the Parent. The Company and the Parent have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. The Company's share of these expenses includes compensation, rent, computer hardware and other furniture and equipment, computer software technology developed by the Parent, telephone, travel and entertainment, accounting, office supplies, and other operating costs which total $8,202,047 for the year ended December 31, 2009. Such amount was recorded as a management fee on the statement of operations. All regulatory costs and application fees related to its broker-dealer activities are paid directly by the Company.

During the first 8 months for the year ended December 31, 2009, the management fee was agreed upon as a fixed amount, determined on January 1, 2009, to be $265,604.

As of August 31, 2009, this agreement was amended to reflect the actual monthly expenses incurred by the Parent. The allocation of expenses to be reimbursed was determined by calculating the average trading volume amongst the subsidiaries, which was 60% for the Company.

As of September 30, 2009, this agreement was further amended and the allocation of expenses to be reimbursed was determined by calculating the percentage of employees as registered to the subsidiaries.

This agreement may be amended periodically as needed in order to properly reflect the allocation of the expenses incurred.

The Parent and the Company agreed that certain allocated costs would not have to be repaid until the Company could support the costs of these services; accordingly $1,593,624 was recorded as a capital contribution and included in such caption on the statement of changes in member's equity. In addition, the Parent also paid direct expenses of $146,660 on the Company's behalf as well as the CBOT exchange seat of $84,000 as a contribution to the Company's capital. Included in due to member and affiliate in the statement of financial condition is $2,115,725 related to unpaid allocated costs.

Note 9 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10- Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company uses the alternative net capital requirement method, which requires the maintenance of a minimum net capital amount of $1,000,000. At December 31, 2009, the Company had net capital of $18,471,078 which was $17,471,078 in excess of its required net capital of $1,000,000.

Note 11- Subsequent events:

During the period from January 1, 2010 through February 27, 2010, the Company paid $863,950 in capital withdrawals to its Parent.

VIRTU FINANCIAL BD, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Net capital:	
Member's equity	$ 24,776,238
Deduct nonallowable assets	755,025
Net capital before haircuts on securities positions	24,021,213
Haircut on securities positions and undue concentrations	5,550,135
Net capital	$ 18,471,078
Aggregate indebtedness *	$ -
Computation of alternative net capital requirement:	
Net capital requirement	$ 1,000,000
Excess of net capital	$ 17,471,078
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 17,271,078

*** Virtu Financial BD, LLC has elected the alternative net capital requirement method**

There are no material differences between the preceding computation and the Company's unaudited Part IIA of Form X17A-5 as of December 31, 2009.

See Report of Independent Public Accountants.

VIRTU FINANCIAL BD, LLC

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
Virtu Financial BD, LLC

In planning and performing our audit of the financial statements of Virtu Financial BD, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 27, 2010

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
Virtu Financial BD, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Virtu Financial BD, LLC (the "Company") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Chicago Stock Exchange, and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

   Management of the Company represented to us that there has been no payments made relating to 2009 Form SIPC 7-T as the $150 minimum assessment had been returned to the Company.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

   The amount obtained by subtracting the revenues on the FOCUS report for the period from January 1, 2009 to March 31, 2009 from the total revenue on the audited Form X-17-A-5 for the year ended December 31, 2009 was $34,361,889 and the amount reported on line 2a on page 2 on Form SIPC-7T was $21,486,432. We observed that the amount reported on line 2a on page 2 of SIPC-7T was derived from amounts for the period from January 1, 2009 through December 31, 2009 rather than for the period from April 1, 2009 through December 31, 2009 per the Form's instructions. In addition, we observed that the amount presented on line 2a on page 2 of Form SIPC-7T was a net number which was comprised of revenues and certain expenses and other negative amounts. Management has represented to us that they are going to file an amended Form SIPC 7-T for the period from April 1, 2009 through December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting the following:

   We observed that the amount reported on line 2b(4) on page 2 of Form SIPC 7-T only included interest expense but did not include dividend expense. In addition, the interest expense reported on line 2b(4) on page 2 of Form SIPC 7-T was for the period from January 1, 2009 through December 31, 2009 rather than for the period from April 1, 2009 through December 31, 2009 per the Form's instructions. However, the amount on line 2b(4) was not originally netted with the revenues reported on line 2a. We also compared the amount reported on line 2c(9)(i) on page 2 of Form SIPC 7-T of $1,230,399 to the supporting schedule and observed that the supporting schedule had an amount of $1,442,660. We also compared the amount on line 2c(3) of $1,000,363 to the schedule which had an amount of $1,422,107. We also observed that the amount reflected in line 2c(9)(i) exceeded the amount of interest and dividend income earned by the Company. Management has represented to us that they are going to file an amended Form SIPC-7T for the period from April 1, 2009 through December 31, 2009;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J H Cohn LLP

New York, New York
February 27, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068015 CHX DEC
VIRTU FINANCIAL BD LLC 6*6
645 MADISON AVE FL 16
NEW YORK NY 10022-1010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Denci 212-418-0109

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 51,215

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (–)

Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 51,215

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 51,215

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 51,215

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Virtu Financial BD LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,486,432
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	1,230,399
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	1,230,399
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,000,363
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,230,399	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,230,399
Total deductions	2,230,762
2d. SIPC Net Operating Revenues	$ 20,486,069
2e. General Assessment @ .0025	$ 51,215

(to page 1 but not less than $150 minimum)

Virtu Financial BD, LLC
(A Limited Liability Company and A Wholly-owned Subsidiary of Virtu Financial LLC)

Report on Financial Statements (With Supplementary Information)

Year Ended December 31, 2009